Exhibit 99.1

Apollomics Inc.

冠科美博有限公司

(incorporated in the Cayman Islands as an exempted company with limited liability)

(Nasdaq: APLM)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2025

NOTICE IS HEREBY GIVEN that in accordance with the Company’s Sixth Amended and Restated Articles of Association (the “Articles”), an extraordinary general meeting (the “Meeting”) of shareholders of Apollomics Inc. (the “Company”) will be held on September 4, 2025 at 10:00 a.m. PT, conducted solely online via live webcast, or as soon thereafter as possible, to consider and if thought appropriate, pass the following resolutions:

(a)

as an ordinary resolution, in accordance with section 116(d) of the Companies Act (As Revised) of the Cayman Islands, that the Company be wound up voluntarily (the “Winding Up”) because it is unable to pay its debts (the “Winding Up Proposal”);

(b)

as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favor of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”); and

(c)	as necessary, any further resolutions with respect to any other business arising in connection with the foregoing.

These items of business are described in the Proxy Statement that follows this notice. Shareholders of record at the close of business on August 25, 2025 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof.

Your vote is important. Voting your shares will ensure the presence of a quorum at the Meeting. Please promptly vote your Class A ordinary shares. Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online prior to the Meeting at www.proxyvote.com and during the Meeting at www.virtualshareholdermeeting.com/APLM2025SM, (ii) vote it by phone at +1 800-690-6903, or (iii) mail it in the postage-paid envelope or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

By Order of Board of Directors

This Notice of Extraordinary General Meeting of Shareholders and Proxy Statement are first being made available to shareholders on or about August 28, 2025, and are available on our website at ir.apollomicsinc.com.

Apollomics Inc.

冠科美博有限公司

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 4, 2025

10:00 a.m., Pacific Time

This Proxy Statement is being furnished to you in connection with the solicitation by the board of directors (the “Board”) of Apollomics Inc., an exempted company incorporated under the laws of the Cayman Islands (“Apollomics,” “we,” “us,” “our” or the “Company”), of proxies to be used at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at 10:00 a.m. PT on Thursday, September 4, 2025 and conducted solely online via live webcast at www.virtualshareholdermeeting.com/APLM2025SM.

INFORMATION CONCERNING VOTING AND SOLICITATION

Please promptly vote by Internet or telephone, or by following the instructions provided by your broker, bank or nominee, so that your shares can be represented at the Meeting.

Shareholders of record will need their 16-digit control number to vote. You may vote in one of the following ways:

Internet	Telephone	At the Meeting
Shareholders can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card	Shareholders can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card	Shareholders can vote their shares during the Meeting via the Internet by following the instructions at www.virtualshareholdermeeting.com/APLM2025SM

Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online prior to the Meeting at www.proxyvote.com and during the Meeting at www.virtualshareholdermeeting.com/APLM2025SM, (ii) vote it by phone at +1 800-690-6903, or (iii) mail it in the postage-paid envelope or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS

AND THE EXTRAORDINARY GENERAL MEETING

Q: Why am I receiving this Proxy Statement?

You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important, and the Company encourages you to submit your proxy as soon as possible. You have received this proxy statement because our Board of Directors is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the Company’s sixth amended and restated memorandum and articles of association and applicable law and that is designed to assist you in voting your shares.

Q: What is the purpose of the Meeting?

At the Meeting, shareholders will vote on the matters described in the accompanying Notice of Extraordinary General Meeting of Shareholders and this Proxy Statement. The only matters expected to be voted upon at the Meeting are the Winding Up Proposal and the Adjournment Proposal.

The Company is proposing the Winding Up and asking shareholders to approve the Winding Up Proposal because the Company believes that it is unable to continue its ongoing operations and is unable to pay its debts with current cash and anticipated future cash flow balanced against its liabilities. The Company has been unable to secure additional equity, debt or other financing or sell the Company at a price which would allow the Company to pay its debts and operating expenses going forward. At this juncture, the directors have a duty to take the actions that they believe will result in the best recovery for the Company’s creditors. The Board has therefore deemed it advisable and in the best interests of the Company and its stakeholders to effectuate the Winding Up by way of the Winding Up Proposal. The Company believes that the Winding Up Proposal presents the best opportunity for the highest possible recovery under the circumstances for all creditors. Further, without immediate financial investment or liquidity, the directors do not consider that the Company can continue to operate as a going concern.

If the Winding Up Proposal is approved by our shareholders, voluntary liquidators will be appointed, and all of the powers of the directors shall cease. As required under Cayman Islands law, in order for the voluntary liquidators to bring the liquidation under the supervision of the Grand Court of the Cayman Islands (the “Court”) (see below), the voluntary liquidators must be independent professionals with certain qualifications as required under Cayman Islands law, who will act as agents for Apollomics in the Winding Up.

Q: Why is Apollomics seeking a shareholder vote on the Winding Up Proposal?

Under Section 116 of the Companies Act (As Revised) (the “Companies Act”) of the Cayman Islands, a company incorporated and registered under the Companies Act may be wound up voluntarily if the company, in a general meeting, resolves by ordinary resolution that it will be wound up voluntarily because it is unable to pay its debts. The Board considers that this shareholder vote is the most efficient way to commence the Winding Up process, which is in turn appropriate for the reasons described above.

As the Company was incorporated prior to August 31, 2022, the directors do not have standing to present a petition for the winding up of the Company (see section 94 of the Companies Act).

Q: Why is Apollomics seeking a shareholder vote on the Adjournment Proposal?

Adjourning the Meeting to a later date will give the Company additional time to solicit proxies and obtain sufficient votes in favor of approval of the Winding Up Proposal if there are not sufficient votes to approve such proposal at the time of the Meeting. Consequently, the Company is seeking your approval of the Adjournment Proposal to ensure that, if necessary, the Company will have enough time to solicit the required votes for approval of the Winding Up Proposal.

Q: What will happen if the Winding Up is approved?

If the Winding Up is approved by our shareholders, voluntary liquidators will be appointed immediately and a number of steps must be undertaken within 28 days of the commencement of the Winding Up: (a) notice of the appointment of the voluntary liquidators must be published in the Cayman Islands Official Gazette, which will invite creditors of the Company to submit to the liquidator details of their claims against the Company; (b) notice of the Winding Up must be filed with the Cayman Islands Registrar of Companies; and (c) the voluntary liquidators’ consents to act must be filed with the Cayman Islands Registrar of Companies before their appointments can become effective. In addition, because the directors expect to be unable to sign declarations as to the Company’s solvency, the voluntary liquidators will be required to apply to the Court to continue the Winding Up under the supervision of the Court, at which point the liquidation will continue as an “official liquidation.”

Q: What are the recommendations of the Board for how I should vote my shares?

The Board unanimously recommends that you vote “FOR” the Winding Up Proposal and “FOR” the Adjournment Proposal.

Q: Will shareholders receive payments of liquidating distributions?

It is unclear, at this stage, whether there will be any distributions for the Company’s shareholders. If there are substantial recoveries from asset sales and/or pending transactions, there may be remaining proceeds for shareholders. The liquidation must be dealt with in accordance with Cayman Islands law, with creditors dealt with and paid in priority to shareholders.

Q: Do I have appraisal rights in connection with the Winding Up?

No. Neither Cayman Islands law nor our Sixth Amended and Restated Articles of Association (the “Articles”) provide for appraisal or other similar rights for dissenting shareholders in connection with the Winding Up, and we do not intend to independently provide shareholders with any such right.

Q: What will happen to our ordinary shares if the Winding Up is approved?

If the Winding Up is approved by our shareholders, we will immediately close our share transfer books (the “Effective Time”). From and after the Effective Time, and subject to applicable law, each holder of ordinary shares shall cease to have any rights in respect of those shares, except the right to receive distributions in connection with the Winding Up. However, as things stand, it is not clear whether there will be any remaining proceeds for our shareholders.

At the Effective Time, our share transfer records shall be closed, and we will not record or recognize any transfer of our ordinary shares occurring after the Effective Time, unless the Court otherwise orders. Under Cayman Islands law, no shareholder shall have any appraisal rights in connection with the Winding Up.

Q: When and where will the Meeting be held?

The Meeting will be held at 10:00 a.m. PT on Thursday, September 4, 2025, and conducted solely online via live webcast at www.virtualshareholdermeeting.com/APLM2025SM. You will be able to vote during the meeting via live webcast.

Q: Who is entitled to vote at the Meeting?

Shareholders of record holding Class A ordinary shares as of the close of business on August 25, 2025 (the “Record Date”) are entitled to receive notice of, attend, and vote at the Meeting and any postponement or adjournment thereof.

At the close of business on the Record Date, 1,103,348 of our Class A ordinary shares were issued and outstanding and entitled to vote. On the basis that voting at the Meeting will be conducted by way of a poll, each Class A ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the Meeting. You will need to obtain your own Internet access if you choose to attend the Meeting online and/or vote over the Internet.

Q: How do I vote my shares and what are the voting deadlines?

Shareholders of record will need their 16-digit control number to vote. If you are a shareholder of record, there are three ways to vote:

(1)	By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card;

(2)	By Telephone — You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card; or

(3)	At the Meeting — Shareholders can vote their shares during the Meeting via the Internet by following the instructions at www.virtualshareholdermeeting.com/APLM2025SM.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. ET on September 3, 2025. A proxy card must be received no later than September 3, 2025. Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

If your Class A ordinary shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

Q: Can I revoke or change my vote after I submit my proxy?

Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

(1)	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

(2)

by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(3)	by attending the Meeting online via live webcast at www.virtualshareholdermeeting.com/APLM2025SM on September 4, 2025, at 10:00 a.m. PT and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: How are votes counted?

Under the laws of the Cayman Islands and our Articles, the affirmative vote of a simple majority of the holders of Class A ordinary shares in respect of which votes are cast is necessary for approval of the Winding Up Proposal and the Adjournment Proposal. If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction form with no further instructions, your shares will be voted in accordance with the recommendations of our current Board (i.e., “FOR” the Proposals).

Q: What constitutes a quorum for the Meeting?

At the Meeting, two or more shareholders holding not less than one-third of the total issued voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the Meeting shall form a quorum.

Q: What happens if a quorum is not present at the Meeting?

If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the Meeting may determine to wait) after the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within a reasonable period of time as determined by the Board, the meeting shall be dissolved.

Q: How can I attend the Meeting?

Shareholders of record of our Class A ordinary shares as of the close of business on the Record Date are entitled to participate in the Meeting by attending in person or via live webcast at www.virtualshareholdermeeting.com/APLM2025SM. You will be able to vote during the meeting via the live webcast by inputting your unique 16-digit control number.

Instructions on how to attend and participate via the Internet, including how to demonstrate proof of share ownership, will be posted at www.virtualshareholdermeeting.com/APLM2025SM. Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/APLM2025SM on the day of the Meeting.

To attend and participate in the Meeting virtually, you will need your 16-digit control number. If your shares are held in “street name,” you should contact your bank or broker to obtain your 16-digit control number or otherwise vote through the bank or broker. Without your 16-digit control number, you may join the Meeting as a “Guest,” but you will not be able to vote. The meeting webcast will begin promptly at 10:00 a.m. PT. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m. PT, and you should allow ample time for the check-in procedures.

Q: Who can I reach out to if I have questions?

If your shares are held in a stock brokerage account or by a bank or other nominee and you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares, you should contact your broker, bank, or other nominee for additional information.

PROPOSAL 1: THE WINDING UP PROPOSAL

We are asking you to authorize and approve the Winding Up. The Board has determined that the Winding Up is advisable and in the best interests of the Company and our stakeholders and has approved the Winding Up. A description of the reasons for the Winding Up is described under “— Reasons for the Proposed Winding Up.” The Winding Up requires approval by the holders of a majority of the outstanding Class A ordinary shares with respect to which votes are cast at the Meeting. The Board unanimously recommends that our shareholders authorize the Winding Up.

General

In general terms, when we commence the Winding Up, we will cease conducting our business, wind up our affairs, dispose of our non-cash assets (if any), pay or otherwise provide for our obligations, and distribute our remaining assets, if any, as required by Cayman Islands law. With respect to the Winding Up, we will follow the dissolution and winding-up procedures prescribed by Cayman Islands law, as described in further detail under “—Cayman Islands Law Applicable to Our Winding Up.”

Subject to the requirements of Cayman Islands law, as further described below, we will use our existing cash to pay for our winding-up procedures, including:

•

the costs associated with our Winding Up, which may include, among others, expenses necessary to the implementation and administration of the Winding Up and fees and other amounts payable to professional advisors (including legal counsel, financial advisors and others) and to consultants and others assisting us with our Winding Up;

•	any claims by others against us that the Official Liquidators (as defined below) do not reject as part of the dissolution process;

•	any amounts owed by us under contracts with third parties; and

•

the funding of any reserves or other security we are required to establish, or deem appropriate to establish, to pay for asserted claims (including lawsuits) and possible future claims, as further described below.

The above payments will be made in accordance with the priority rules established by Cayman Islands law, and as a result, not all of these amounts may in fact be paid as part of the winding up process.

Reasons for the Proposed Winding Up

The Company is proposing the Winding Up and asking shareholders to approve the Winding Up Proposal because the Company believes that it is unable to continue its ongoing operations and is unable to pay its obligations with current cash and anticipated future cash flow balanced against its liabilities. This is in part due to the continued non-payment from LaunXP International Co., Ltd., of amounts owed under an agreement which was expected to resolve near-term funding concerns of the Company once signed. Given the significant delays by LaunXP, the Board no longer reasonably expects the funds to be received in the near term despite the Company’s best efforts. In addition, management of the Company has made significant efforts to explore alternative sources of funding, licensing deals and other types of transactions; however, counterparties have been unwilling to proceed, inter alia, in light of pending litigation brought by two shareholders of the Company in the Cayman courts. While cost saving measures have already been employed in an effort to extend the timeline to negotiate alternative sources of funding, cash levels are now just above the level necessary to pay payroll and accrued personal time off and insufficient to pay other accounts payable. Whilst the Board believes that there may be value in the Company’s intellectual property, the delayed payment obligations of LaunXP and potential other amounts due to the Company, there are insufficient funds to continue pursuing these matters as things currently stand.

Given the factors described above, the Board believes that the Winding Up is in the best interest of our stakeholders and recommends that our shareholders approve the Winding Up Proposal.

Cayman Islands Law Applicable to Our Winding Up

Under Section 116 of the Companies Act of the Cayman Islands, a company incorporated and registered under the Companies Act may be wound up voluntarily if the company in a general meeting resolves by ordinary resolution that it will be wound up voluntarily because it is unable to pay its debts. The Board considers that this shareholder vote is the most efficient way to commence the Winding Up, which is in turn appropriate for the reasons described above.

If the Winding Up Proposal is approved by our shareholders, voluntary liquidators will be appointed immediately and a number of steps must be undertaken within 28 days of the commencement of the Winding Up: (a) notice of the appointment of the voluntary liquidators must be published in the Cayman Islands Official Gazette, which will invite creditors of the Company to submit to the liquidator details of their claims against the Company; (b) notice of the Winding Up must be filed with the Cayman Islands Registrar of Companies; and (c) the Liquidators’ consents to act must be filed with the Cayman Islands Registrar of Companies before their appointments can become effective. In addition, in the absence of a declaration of solvency from the directors, the voluntary liquidators are required to apply to the Court to continue the winding up under the supervision of the Court.

The voluntary liquidators will owe personal duties to maximize the returns to those with an economic interest in the Company. The voluntary liquidators will act as agents of the Company and their authority to bind the Company will displace the authority of the directors to do so. Cayman Islands law gives the voluntary liquidators wide powers to deal with the affairs of the Company (in some cases, once the liquidation is brought under the supervision of the Court, with the sanction of the Court). The voluntary liquidators will liquidate any remaining assets and satisfy or make reasonable provisions for the Company’s remaining obligations. As things stand, it is not clear whether there will be any remaining proceeds for the Company’s shareholders.

Once the liquidation is brought under the supervision of the Court, the liquidation will continue as an official liquidation and the voluntary liquidators will become official liquidators (the “Official Liquidators”). Further, Cayman Islands law imposes a moratorium on all claims against the Company. Creditors will have a right to submit proofs of debt in the liquidation of the Company, should the Voluntary or Official Liquidators call for claims (which they likely will in the event there is expected to be a surplus available for ordinary unsecured creditors of the Company). The moratorium imposed by Cayman Islands law does not extend to secured creditors.

Once the Winding Up is brought under the supervision of the Court, the Official Liquidators will be required to make a summary determination as to whether the Company is solvent, insolvent, or of doubtful solvency. We anticipate that the Official Liquidators will determine that the Company is insolvent. Assuming that is correct, (a) while the Official Liquidators will provide certain reports during the liquidation process, these reports will most likely only be provided to the Company’s creditors; (b) any further stakeholder meetings which are convened will most likely be meetings of the Company’s creditors only; and (c) while the Official Liquidators will look to form a liquidation committee, only creditors of the Company will be eligible to serve on that liquidation committee.

The Winding Up will continue as long as it takes the Official Liquidators to wind up the affairs of the Company. Once the affairs of the Company have been finally wound up, the Official Liquidators will seek an order from the Court that the Company be dissolved.

Estimated Distributions to Shareholders

As things stand, the Company does not expect that there will be any distributions for our shareholders.

Estimated Distributions to Warrant Holders

As things stand, the Company does not expect that there will be any distributions for our warrant holders.

Estimated Distributions to Option Holders

As things stand, the Company does not expect that there will be any distributions for our option holders.

Our Articles and the Cayman Islands Law

During the Winding Up, subject to Cayman Islands law, the Company will continue to be governed by our Articles insofar as their terms apply and insofar as necessary or appropriate to implement the Winding Up.

Authority of the Board

The Board, without further action by our shareholders, is authorized to take all actions as it deems necessary or advisable to implement the Winding Up. All determinations and decisions to be made by the Board will be at the absolute and sole discretion of the Board. However, upon the Winding Up Proposal taking effect and the voluntary liquidators being duly appointed, the Board’s powers will then be suspended.

Consequences if the Winding Up Proposal is Not Approved

The Winding Up Proposal provides the best opportunity to maximize the potential for remaining proceeds to be available for distribution, while there is no assurance there will be any remaining proceeds. If the Winding Up Proposal is not approved there is no guarantee that Apollomics Inc. would be subject to an orderly winding up and dissolution process. The Company may be forced to continue operations for a period, despite the Board’s recommendation and the financial position of the Company. This is because it is not certain that another party with standing to make an application to wind up Apollomics Inc. (for example a creditor) would make such an application to the Court and incur the costs of doing so. Even if another party was prepared to make such an application, this is likely to lead to a more expensive, slower and less coordinated process, which may be detrimental to all stakeholders.

Vote Required to Approve Proposal No. 1

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares in respect of which votes are cast at the Meeting will be required to approve the Winding Up Proposal. A quorum must be present at the Meeting in order for any business to be transacted. Two or more shareholders holding not less than one-third of the total issued voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the Meeting constitutes a quorum. Abstentions, broker non-votes and failures to vote will have no effect on the outcome of the vote with respect to the Winding Up Proposal.

The Board Recommends a Vote “FOR” the Winding Up Proposal.

***

PROPOSAL 2: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Board to submit a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the Winding Up Proposal. The purpose of the Adjournment Proposal is to provide more time for Apollomics and/or its affiliates to solicit proxies or other arrangements that would increase the likelihood of obtaining a favorable vote on the Winding Up Proposal.

In addition to an adjournment of the meeting upon approval of the Adjournment Proposal, the Board is empowered under Cayman Islands law to postpone the meeting at any time prior to the meeting being called to order. In such event, Apollomics will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

If the Adjournment Proposal is presented at the meeting and is not approved by the shareholders, the Board may not be able to adjourn the meeting to a later date if Apollomics is unable to solicit sufficient votes to approve and adopt the Winding Up Proposal. In such event, the Winding Up cannot be completed, and it is possible that we would seek voluntary winding up at a later time and potentially with diminished assets.

Vote Required for Approval

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares in respect of which votes are cast at the Meeting will be required to approve the Adjournment Proposal. A quorum must be present at the Meeting in order for any business to be transacted. Two or more shareholders holding not less than one-third of the total issued voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the Meeting constitutes a quorum. Abstentions, broker non-votes and failures to vote will have no effect on the outcome of the vote with respect to the Adjournment Proposal.

The Board Recommends a Vote “FOR” the Adjournment Proposal.

***

OTHER MATTERS

The Board is currently unaware of any other matters, other than those referred to in this Proxy Statement, to come before the Meeting. Each Class A ordinary share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Meeting.

By Order of the Board of Directors